MMA SECURITIES LLC
(An Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)
SEC ID No. 8-50591

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50591

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MMA Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1166 Avenue of the Americas
(No. and street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Blackmore **(201)-284-4908**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kim Blackmore, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MMA Securities LLC for the year ended December 31, 2017 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kim Blackmore
Director, Financial and Operations Principal

2/23/18
Date

Subscribed and sworn before me on this 23rd day of February, 2018

MARILYN SANCHEZ
NOTARY PUBLIC OF NEW JERSEY
ID # 2447088
My Commission Expires 6/9/2019

MMA SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 653 5000
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of MMA Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MMA Securities LLC (the "Company") as of December 31, 2017, and the related statements of income, cash flows, changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules (g) and (h) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte + Touche LLP

February 23, 2018

We have served as the Company's auditor since 2015.

MMA SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of Marsh & McLennan Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 4,035,049
Receivable from affiliates	2,060,803
Fees and commissions receivable (net of allowance for doubtful accounts)	1,703,034
Prepaid expenses	72,752
Receivable from broker	9,069
TOTAL ASSETS	**$ 7,880,707**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to affiliates	$ 823,065
Accounts payable and accrued expenses	268,587
Total liabilities	1,091,652
MEMBER'S EQUITY:	6,789,055
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 7,880,707**

See notes to financial statements

MMA SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:

Commissions	$ 6,786,325
Investment advisory fees	4,149,177
Referral fees	80,598
Interest	15,667
Total revenues	11,031,767

EXPENSES:

Services purchased from affiliates	$ 5,499,878
Commissions	1,559,343
Information services and communications	168,562
Insurance	114,147
Professional services	104,680
Regulatory fees	102,385
Other	42,981
Total expenses	7,591,976

NET INCOME	$ 3,439,791

See notes to financial statements.

MMA SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 3,439,791
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in fees and commissions receivable	(906,125)
Decrease in receivable from broker	34,271
Decrease in prepaid expenses	1,925
Increase in payable to affiliates	183,558
Increase in accounts payable and accrued expenses	21,076
Net cash provided by operating activities	2,774,496

CASH FLOWS FROM INVESTING ACTIVITIES:

Net transfers to MMC cash management pool	(2,015,533)
Net cash used in investing activities	(2,015,533)
NET INCREASE IN CASH AND CASH EQUIVALENTS	758,963
CASH AND CASH EQUIVALENTS, JANUARY 1, 2017	3,276,086
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2017	$ 4,035,049

See notes to financial statements.

MMA SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

BALANCE, JANUARY 1, 2017	$ 3,349,264
Net income	3,439,791
BALANCE, DECEMBER 31, 2017	$ 6,789,055

See notes to financial statements.

MMA SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. NATURE OF BUSINESS

MMA Securities LLC (the "Company") is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). The Company's sole member is Marsh McLennan Agency LLC ("MMA"). The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is also a licensed insurance agency in most states in the United States.

The Company provides the following services:

- retirement, executive compensation and benefits consulting and advisory services to qualified and non-qualified benefits plans, companies and executives;
- sale of mutual funds and variable products to individuals and groups.

The Company does not hold customer securities or customer funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). The Company has performed its evaluation of subsequent events through the issuance date of the financial statements. Based upon such evaluation, no events were discovered that required disclosure or adjustment to the financial statements.

Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Commissions for sales of variable products, 401K plans and shares of open-end registered investment companies' products (mutual funds) are recorded when earned. Investment advisory fees are recognized over the period in which the services are rendered. Revenue received in advance of services rendered is recorded as deferred revenue.

In May 2014, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*. The new guidance will create a more principles-based approach to revenue recognition. Under the new guidance, companies will recognize revenue to depict the transfer of goods or services to customers in amounts that reflect consideration to which a company expects to be entitled in exchange for those goods or services by applying a five step-process. The standard would require additional disclosures and provide more guidance for transactions such as revenue and contract modification. The guidance must be adopted using either a full retrospective approach or a modified retrospective approach. In addition, an explanation of the

significant changes between the reported results under the new revenue standard and prior US GAAP is needed. The guidance will be applicable for the Company in the fiscal year beginning January 1, 2018.

The Company will be adopting this new standard using the modified retrospective approach as of January 1, 2018. The Company has determined that the standard will not impact the financial statements, but additional disclosures for the financial statements ending December 31, 2018 will be required.

Fair Value of Financial Assets and Liabilities - Substantially all of the Company's financial assets are carried at fair value or contracted amounts which approximate fair value. The Company's financial liabilities, such as payables, are recorded at amounts approximating fair value.

Cash and Cash Equivalents - Cash equivalents consist of demand deposits with original maturities of three months or less. The estimated fair value of the Company's cash equivalents approximates their carrying value due to their short-term nature. All of the cash and cash equivalents are held in one major financial institution.

Allowance for doubtful accounts - The Company maintains an allowance for doubtful accounts to provide for estimated losses from fees and commissions receivable. The Company determines the adequacy of the allowance by reviewing aging, collection history and any other circumstances which indicate an impairment of the receivable.

The Company has recorded bad debt expense in the amount of $2,250 for the year ended December 31, 2017. As of December 31, 2017, the allowance for doubtful accounts was $2,250.

Income Tax - The Company is treated as a disregarded entity for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's member. Accordingly, no provision for federal and state income taxes has been made in the accompanying financial statements.

3. RELATED PARTY TRANSACTIONS

Services purchased from affiliates include payments for compensation, benefits, travel, entertainment, and overhead costs such as facilities, equipment, and communications that MMC and MMA has made on behalf of the Company in connection with the Company's activities. Costs related to services purchased are stipulated in expense sharing agreements and are allocated to the Company based upon the time spent by the employees of MMC and MMA on the Company's activities. The costs paid for these services may not be representative of the costs that would have been incurred had the Company secured these services using independent outside contractors. The Company's services purchased from affiliates totaled $5,499,878 for the year ended December 31, 2017.

As of December 31, 2017, the Company's receivable from affiliates balance of $2,060,803 is comprised of an interest bearing account. The Company transfers certain excess operating cash balances on its accounts with a third party bank to an interest bearing account with MMC for cash management purposes. The estimated fair value of the Company's receivable approximates its carrying value.

As of December 31, 2017, the Company's payables to affiliates balance of $823,065 primarily represent liabilities for services purchased as well accounts payable invoices and commissions payable to registered representatives paid by MMA on behalf of the Company. Payables to affiliates are settled on a monthly basis.

4. **RECEIVABLE FROM BROKER**

As of December 31, 2017, the Company has a $9,069 deposit on account with the Pershing LLC, which is classified as receivable from broker on the statement of financial condition.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, of $5,000, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $2,943,397 which was $2,870,620 in excess of its required net capital requirement of $72,777. The Company's aggregate indebtedness at December 31, 2017 was $1,091,652. The Company's ratio of aggregate indebtedness to net capital was .37 to 1.

* * * * * *

MMA SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017

Schedule g

MEMBER'S EQUITY		$ 6,789,055
NONALLOWABLE ASSETS:		
Receivable from affiliate	2,060,803	
Fees and commissions receivable	1,703,034	
Prepaid expenses	72,752	
Receivable from broker	9,069	
		3,845,658
NET CAPITAL		$ 2,943,397
AGGREGATE INDEBTEDNESS		
(From Statement of Financial Condition)		$ 1,091,652
NET CAPITAL REQUIRED		
(The greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 72,777
NET CAPITAL IN EXCESS OF REQUIREMENTS		$ 2,870,620
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.37

NOTE – There are no material differences between the amounts presented
above and the amounts included in the Company's FOCUS
report filed on January 18, 2018.

MMA SECURITIES LLC
(an Indirect Wholly-Owned subsidiary of
Marsh & McLennan Companies, Inc.)

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017**   Schedule h

The Company is exempt from the provisions of Rule 15c3-3(k) under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.